

Mail Stop 3561

May 25, 2016

Via E-mail
Jason W. Veenstra
Chief Financial Officer
Westmoreland Resource Partners, LP
9540 South Maroon Circle, Suite 200
Englewood, Colorado 80112

      Re: Westmoreland Resource Partners, LP
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed March 14, 2016
              File No. 001-34815

Dear Mr. Veenstra:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Item 1. Business page 4

1.   Please tell us if your mineral reserves are reported as recoverable reserves and, if so, modify future filings to clarify.

2.   Mineral reserves must be economic at the time of reserve determination pursuant to Paragraph (a) (1) of Industry Guide 7. Please tell us how you assess the economic viability of the reserves at each of your mines and in future filings include additional disclosure in this regard.

3. We note your disclosure of mineral reserves for your Kemmerer property. Please forward to our engineer as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

    - Acreage breakdown by owned, leased or other.

    - Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.

    - Drill-hole maps showing drill intercepts.

    - Justifications for the drill hole spacing used at various classification levels.

    - General cross-sections that indicate the relationship between coal seams, geology, and topography.

    - A detailed description of your procedures for estimating "reserves."

    - The specific criteria used to estimate reserves.

    - An indication of how many years are left in your longest-term mining plan for each reserve block.

    - Site specific economic justification for the criteria you used to estimate reserves.

    - Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

    - Third party reviews of your reserves that were developed within the last three years.

    - Any other information needed to establish legal, technical and economic feasibility.

    Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

4. Please disclose the capacity and utilization for each of your preparation plants pursuant to the Instructions to Item 102 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 or me at (202) 551-3790 if you have questions regarding the comments.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and Mining